May 21, 2008


Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

                  Re:   Perf-Go Green Holdings, Inc.
                        Form 8-K filed May 16, 2008
                        File No. 333-141054


Dear Mr. Kronforst:

     This letter is in response to the letter (the "SEC Letter") dated May 20, 2008 from the Securities and Exchange Commission concerning the above referenced filing. Paragraph numbers in this letter correspond to the paragraph numbers in the SEC Letter.

Item 4.01 Changes in Registrant's Certifying Accountant

     1. Comment. Please amend your disclosures to state whether, during the registrant's most recent fiscal year and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports as required by Item 304(a)(1)(iv) of Regulation S-K.

     Answer: The required disclosure was set forth under Item 2.01 under the subheading "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" in the Current Report on Form 8-K filed on May 16, 2008. The Company filed a Form 8-K/A on May 21, 2008 to include such information under
Item 4.01.

     2. Comment. Please amend your disclosures to specifically address whether, during the registrant's most recent fiscal year and the subsequent interim period through the date specified in paragraph (a)(1) of Item 304, the new accountant was consulted on any matters identified within Items 304 (a)(2)(i) and (ii) of Regulation S-K.

     Answer: The required disclosure was set forth under Item 2.01 under the subheading "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" in the Current Report on Form 8-K filed on May 16, 2008. The Company filed a Form 8-K/A on May 21, 2008 to include such information under
Item 4.01.

     3. Comment. In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the revised disclosures.

     Answer: The Company filed a Form 8-K/A on May 21, 2008 to include a letter from the former accountant addressing the revised disclosures.

The Company acknowledges that:

     (1) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     (2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                          Very truly yours,

                                          /s/ Adam P. Silvers

                                          ADAM P. SILVERS
                                          For the Firm